SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series VII Notes in a principal amount of ARS 384,233,262.00, due 2019.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Floating Rate Series VII Notes in a principal amount of ARS 384,233,262 due 2019

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on June 8, 2017, will start the payment of the third installment of interests related to its Series VII Notes issued on September 8, 2016.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	June 8, 2017
Number of service to be paid:	Third installment of interests.
Period comprised by the payment:	Marh 8, 2017 / June 8,2017
Concept of payment:	Interests (100%).
Payment Currency:	ARS (Argentine Peso).
Capital Outstanding:	ARS 384,233,262.00
Annual Nominal Interest:	22.4695%
Amount of interest being paid:	ARS 21,761,224.49

Interests will be paid to the people at whose name the Notes were registered as of June 7, 2017 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

June 2, 2017	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets